PRESS RELEASE
January 13, 2000
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                                     TSE:AXA
                                  OTC BB:ETIFF

        EIGER ANNOUNCES GENERATION 2 MP3 PLAYER AND BOOST IN PRODUCTION.

TORONTO, CANADA, JANUARY 13, 2000 -- Eiger Technology, Inc. (Eiger) (TSE:AXA, OTC BB: ETIFF), a leading computer and Internet peripherals products company, announces the launch of its second generation MP3 player - Eiger Man 2000.

The Eiger Man 2000 is a fully loaded 64 MB internal memory with Smart media card optional upgrade. Also, the Eiger Man 2000 has voice recording for dictation, USB PC interface, Repeat play for selected area, BOOKMARK function, Advanced File Management, 90dB signal to noise ratio, 10 hour playback time battery life, enlarged LCD display and convenient enlarged finger controls.

The BOOKMARK function permits users to conveniently use audio books on the MP3 player, stopping anywhere in the book playback by pushing the BOOKMARK button to hold one's place.

Gerry Racicot, president of Eiger, commented, "Trade response to the Eiger Man 2000 at the Consumer Electronic Show last week in Las Vegas was extremely positive with March delivery dates ensuring a successful launch in the Korean and North American markets.

"We are also enlarging our Korean R&D and manufacturing capabilities. The new facility will increase internal manufacturing capacity for the conventional and DSL modems and MP3 players to 250,000 units per month with outsourcing availability still in place. This manufacturing facility comprises the state of the art Japanese high volume manufacturing equipment to allow Eiger to continue its high growth through quality strategic alliances with customers in Korea and North America.

"Eiger's first quarter growth of 600% is being firmly entrenched through sound business principles and practises of manufacturing and distribution in a market driven corporate environment, enabling management to realize solid long term shareholder value," concluded Racicot.

                      DIRECTORS OF EIGER TECHNOLOGY, INC.:
                                  G.A. Racicot
                             Chief Executive Officer

THE MANAGEMENT OF THE COMPANY WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS PREPARED THIS PRESS RELEASE. THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

                             Eiger Technology, Inc.
    818 Erie St., Stratford, ON N4Z 1A2 Phone: 519-273-0503 Fax: 519-273-1684
                              e-mail: eiger@cyg.net